UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ceridian Corporation
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(Name of Issuer)

Common Stock, par value $0.01 per share
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(Title of Class of Securities)

156779100
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(CUSIP Number)

Roy J. Katzovicz
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 29th Floor
New York, NY 10019
212-813-3700

with a copy to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

and

Janet T. Geldzahler

Sullivan & Cromwell LLP

1701 Pennsylvania Avenue, N.W.

Washington, D.C. 20006-5805

202-956-7500
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2007
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) Pershing Square Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,532,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,532,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,532,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.5%[1]
14	Type of Reporting Person (See Instructions) IA

1 Calculated based on 141,229,286 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of February 1, 2007, as reported in Ceridian Corporation's annual report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) PS Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,532,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,532,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,532,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.5%[2]
14	Type of Reporting Person (See Instructions) OO

2 Calculated based on 141,229,286 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of February 1, 2007, as reported in Ceridian Corporation's annual report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) Pershing Square GP, LLC
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 9,092,720
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,092,720
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,092,720
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.4%[3]
14	Type of Reporting Person (See Instructions) IA

3 Calculated based on 141,229,286 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of February 1, 2007, as reported in Ceridian Corporation's annual report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. 156779100

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only) William A. Ackman
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,532,734
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,532,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,532,734
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.5%[4]
14	Type of Reporting Person (See Instructions) IN

4 Calculated based on 141,229,286 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of February 1, 2007, as reported in Ceridian Corporation's annual report on Form 10-K for the fiscal year ended December 31, 2006.

Item

1.

Security and Issuer.

This amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on January 18, 2007 by Pershing Square Capital Management, L.P., a Delaware limited partnership, PS Management GP, LLC, a Delaware limited liability company, Pershing Square GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), the amendment No. 1 to the Original Schedule 13D, filed on January 23, 2007 by the Reporting Persons, the amendment No. 2 to the Original Schedule 13D, filed on February 6, 2007 by the Reporting Persons and the amendment No. 3 to the Original Schedule 13D, filed on February 28, 2007 by the Reporting Persons,  relating to the common stock, par value $0.01 per share (the “Common Stock”), of Ceridian Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item

3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On February 27, 2007, the Reporting Persons exercised call options held for the account of the Pershing Square Funds to buy 3,000,000 shares of the Common Stock at a per share exercise price of $24.2596 and call options held for the account of the Pershing Square Funds to buy 1,000,000 shares of the Common Stock at a per share exercise price of $24.4363 for a total consideration (including brokerage commissions) of $97,215,100 derived from the capital of the Pershing Square Funds.

On February 28, 2007, the Reporting Persons purchased for the account of the Pershing Square Funds on the New York Stock Exchange an aggregate of 808,400 shares of the Common Stock at a per share price of $32.5923 for a total consideration (including brokerage commissions) of $26,347,615.32 derived from the capital of the Pershing Square Funds.

Item

5.

Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2006, there were 141,229,286 shares of the Common Stock outstanding as of February 1, 2007.  Based on the foregoing, the 20,532,734 shares of the Common Stock beneficially owned by the Reporting Persons represent approximately 14.5% of the shares of the Common Stock issued and outstanding.

(c)

On February 28, 2007, the Reporting Persons purchased for the account of the Pershing Square Funds on the New York Stock Exchange an aggregate of 808,400 shares of the Common Stock at a per share price of $32.5923 for a total consideration (including brokerage commissions) of $26,347,615.32 derived from the capital of the Pershing Square Funds.

Except as set forth above, on February 28, 2007, no other transactions in shares of the Common Stock or options to purchase shares of the Common Stock were effected by any Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2007

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

                              By:  PS Management GP, LLC,

                                      its General Partner

                              By:    /s/ William A. Ackman

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                                       William A. Ackman

                                       Managing Member

                              PS MANAGEMENT GP, LLC

                              By:    /s/ William A. Ackman

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                                       William A. Ackman

                                       Managing Member

PERSHING SQUARE GP, LLC

                              By:    /s/ William A. Ackman

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                                       William A. Ackman

                                       Managing Member

                               /s/ William A. Ackman

                              --------------------------

                              WILLIAM A. ACKMAN